SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G
                         (Rule 13d-102)


     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
             THERETO FILED PURSUANT TO RULE 13d-2(b)


               Pacific Century Cyberworks Limited
               -----------------------------------
                        (Name of Issuer)


                         Ordinary Shares
               -----------------------------------
                 (Title of Class of Securities)


                            694059106
               -----------------------------------
                         (CUSIP Number)


                        January 14, 2002
               -----------------------------------
     (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    Rule 13d-1(b)
 X  Rule 13d-1(c)
    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 5 Pages

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CUSIP No. 694059106           13G               Page 2 of 5 Pages


1.   NAME OF REPORTING PERSON:                  INTEL CORPORATION
     I.R.S. IDENTIFICATION NO. OF ABOVE                94-1672743
     PERSON:
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)[  ]
                                                          (b)[  ]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

                5.   SOLE VOTING POWER:                       -0-
  NUMBER OF
    SHARES      6.   SHARED VOTING POWER:          1,401,069,000*
                                                                *
 BENEFICIALLY
 OWNED BY THE   7.   SOLE DISPOSITIVE POWER:                  -0-
  REPORTING
 PERSON WITH    8.   SHARED DISPOSITIVE POWER:     1,401,069,000*
                                                                *

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE    1,401,069,000*
                                                                *
     REPORTING PERSON:
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
     EXCLUDES CERTAIN SHARES*                                [  ]
11.  PERCENT  OF CLASS REPRESENTED BY  AMOUNT  IN           6.17%
     ROW 9:

12.  TYPE OF REPORTING PERSON:*                                CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

** See Item 4 below.

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CUSIP No. 694059106           13G               Page 3 of 5 Pages


ITEM 1.   (a)  Name   of  Issuer:   Pacific  Century  Cyberworks
               Limited

          (b)  Address of Issuer's Principal Executive Offices:

               c/o 37/F., Citibank Tower, Citibank Plaza
               3 Garden Road
               Central, Hong Kong

ITEM 2.   (a)  Name of Person Filing:  Intel Corporation

          (b)  Address of Principal Business Office:

               2200 Mission College Boulevard
               Santa Clara, CA 95052-8119

          (c)  Citizenship or Place of Organization:  Delaware

          (d)  Title of Class of Securities:  Ordinary Shares

          (e)  CUSIP Number:  694059106

ITEM 3.   Inapplicable

ITEM 4.   Ownership.

          (a)  Amount beneficially owned: 1,401,069,000

          (b)  Percent of Class: 6.17%

          (c)  Number of shares as to which such person has:
               (i) Sole power to vote or to direct the vote: -0-
               (ii)  Shared power to vote or to direct the vote:
               1,401,069,000
               (iii) Sole power to dispose or to direct the disposition of: -0-
               (iv) Shared power to dispose or to direct the disposition of: 1,401,069,000

          Intel Corporation ("Intel") does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act, Intel may be deemed to own beneficially the shares of the Issuer owned beneficially by Intel Pacific, Inc. ("Intel Pacific") and Intel Capital Corporation ("Intel Capital"), each a wholly-owned subsidiary of Intel. Intel Pacific owns or has the right to acquire 859,500,000 shares of the Issuer. Intel Capital may be deemed to share beneficial ownership of 541,569,000 shares of the Issuer with Pacific Century Regional Developments Limited ("PCRD").

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CUSIP No. 694059106           13G               Page 4 of 5 Pages


ITEM 5.   Inapplicable

ITEM 6.   Ownership  of  More  than Five Percent  on  Behalf  of
          Another Person.

          Intel does not directly own any shares of the Issuer. By reason of the provisions of Rule 13d-3 under the
          Securities Exchange Act, Intel may be deemed to own beneficially the shares of the Issuer owned beneficially by Intel Pacific and Intel Capital, each a wholly-owned subsidiary of Intel. Intel Pacific owns or has the right to acquire 859,500,000 shares of the Issuer, representing 3.79% of the 22,693,349,346 shares of the Issuer outstanding as of January 13, 2002. Intel Capital may be deemed to share beneficial ownership of 541,569,000 shares of the Issuer with PCRD, representing 2.38% of the 22,693,349,346 shares of the Issuer outstanding as of January 13, 2002.

          To the best knowledge of the Reporting Person, no person other than Intel Pacific and Intel Capital has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported in this Schedule 13G, except that pursuant to the Securities Lending Agreement (the "Securities Lending Agreement") and the Share Charge Agreement (the "Share Charge Agreement"), each dated January 14, 2002 between PCRD and Intel Capital, (i) PCRD only has the right to receive or the power to direct the receipt of dividends from shares lent to Intel Capital that are not in Intel Capital's possession to the extent that Intel Capital receives such dividends and (ii) PCRD does not have the right to receive or the power to direct the receipt of proceeds from the sale of shares lent to Intel Capital until such shares have been returned to PCRD. For additional information, see the full text of the
          Securities Lending Agreement and the Share Charge Agreement, attached as Exhibits 13 and 15, respectively, to Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on January 15, 2002, by Richard Li Tzar Kai and others.

ITEM 7.   Inapplicable

ITEM 8.   Inapplicable

ITEM 9.   Inapplicable

ITEM 10.  Certifications.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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CUSIP No. 694059106           13G               Page 5 of 5 Pages


                             SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 23, 2002

                               INTEL CORPORATION


                               By:   /s/ F. Thomas Dunlap, Jr.
                                     ----------------------------
                                     F. Thomas Dunlap, Jr.
                                     Senior Vice President,
                                     General Counsel and
                                     Secretary